Filed Pursuant to Rule 433
Registration Nos. 333-133852 and 333-133852-06

BAC CAPITAL TRUST XV

500,000

FLOATING RATE CAPITAL SECURITIES

FINAL TERM SHEET

Dated May 23, 2007

Issuer:	BAC Capital Trust XV

Ratings:	Aa2(Moody’s)/A+(S&P)/AA-(Fitch)

Size:	500,000 capital securities

Issue Price and Liquidation Amount:	$1,000 per capital security

Issue Amount of Capital Securities:	$500,000,000

Cash Distributions:	Cumulative quarterly distributions in arrears on the stated liquidation amount of $1,000 per capital security at an annual floating rate equal to Three-Month LIBOR plus the applicable spread.

Distribution Dates:	March 1, June 1, September 1, and December 1 of each year, beginning September 1, 2007.

Cumulative:	Yes

Day Count:	Actual/360

Maturity of BAC Junior Subordinated Notes:	June 1, 2056, unless prepaid earlier.

Interest Rate of BAC Junior Subordinated Notes:	Three-Month LIBOR plus 0.800% per $1,000 principal amount for each quarterly distribution period from, and including, May 31, 2007 to June 1, 2037; Three-Month LIBOR plus 1.800% for the period from June 1, 2037 to, but excluding, the Maturity Date or an earlier prepayment date of the Junior Subordinated Notes.

Interest Payment Dates of BAC Junior Subordinated Notes:	March 1, June 1, September 1, and December 1 of each year, beginning on September 1, 2007, subject to adjustment as described in the prospectus.

Additional Interest on Deferred Distributions:	Annual floating rate equal to Three-Month LIBOR plus the then applicable spread of the unpaid distributions, compounded quarterly.

Redemption Provisions:	The capital securities have no stated maturity but must be redeemed upon the maturity of the Bank of America Corporation Junior Subordinated Notes on June 1, 2056 or their earlier prepayment.

First Optional Call Date:	June 1, 2037

Ranking and Subordination:	As of March 31, 2007, the Issuer had Senior Obligations (as defined in the prospectus) outstanding of approximately $131.2 billion, which includes commercial paper and other short-term borrowings outstanding. The Issuer also had outstanding approximately $15.3 billion of other previously issued junior subordinated notes and corresponding guarantees. These notes and corresponding guarantees generally rank equally with junior subordinated notes and the guarantee relating to the capital securities offered by the applicable prospectus supplement. However, these notes and the guarantees rank senior to the notes and guarantees issued in connection with our BAC Capital Trust XIII and BAC Capital Trust XIV offerings. We issued approximately $1.55 billion of indebtedness in connection with those two offerings.

Cash Payment Deferral:	Up to 20 quarters

Public Offering Price:	$500,000,000 in the aggregate

Calculation Agent:	The Bank of New York Trust Company, N.A.

Bookrunning Manager:	Banc of America Securities LLC

Senior Co-Managers:	Bear, Stearns & Co. Inc.
BNY Capital Markets, Inc

Junior Co-Managers:	Loop Capital Markets LLC
The Williams Capital Group, L.P

Settlement Date:	May 31, 2007 (DTC)

Listing:	None

CUSIP:	05518W AA1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.